Exhibit 99.1

Press Release

23 May 2016

051/15-16

Enquiries:

Philip Townsend	+44 (0) 161 868 8148
Manchester United Ltd	philip.townsend@manutd.co.uk

Louis van Gaal leaves United

(NYSE: MANU)  Louis van Gaal is to leave Manchester United, with immediate effect.

Executive Vice Chairman Ed Woodward said:

“I would like to thank Louis and his staff for their excellent work in the past two years culminating in winning a record equalling 12th FA Cup for the Club (and securing him a title in four different countries).  He has behaved with great professionalism and dignity throughout his time here.  He leaves us with a legacy of having given several young players the confidence to show their ability on the highest stage.  Everyone at the Club wishes him all the best in the future.”

A decision on a successor as Manager will be announced soon.

Ends